

April 8, 2011

Drew Hall
President
Bassline Productions, Inc.
3319 Reynard Way
San Diego, CA 92103

> **Re: Bassline Productions, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 25, 2011**
> **File No. 333-169790**

Dear Mr. Hall:

We have reviewed your responses to the comments in our letter dated December 22, 2010 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

2. Please provide a currently dated consent from the independent public accountant in any future amendments to the Form S-1 registration statement. Please note that the consent should refer to the audited financial statements as of December 31, 2010 and for the period from inception on May 11, 2010 through December 31, 2010.

3. Please revise the prospectus throughout to update dated references. For example, we note your use of the phrases "[b]ecause we commenced operations in May of this year" in the sixth paragraph of the Prospectus Summary section on page 2, "[w]e don't expect to generate revenues, during the final months of 2010" in the "Develop and implement a marketing plan" section on page 26, and "[o]ur lack of operating history (seven months old)" in the second paragraph of the Liquidity and Capital Resources section on page 44. We also note that the Market for Common Equity and Related Stockholder Matters section on page 46 and the Shares Eligible for Future Sale section on page 47 use "August 31, 2010" as a reference date. Please revise accordingly.

Risk Factors, page 5

The anticipated costs of being a public company, page 9

4. We note your response to our prior comment 6 and reissue in part. We note your disclosure that the costs for this offering, as seen in the Use of Proceeds section, totals about $40,200. Please reconcile such statement with your disclosure in the Other Expenses of Issuance and Distribution section in Part II of the registration statement that details total offering costs and expenses of $9,800.

We have received one loan from E Venture Resources, Inc., page 9

5. Please revise to disclose the amount outstanding under the E Venture Resources, Inc. grid note as of the date of the prospectus.

6. We note your response to prior comment 9 and reissue in part. We note your disclosure in the Business Development Summary section on page 24 that you anticipate repaying the E Venture Resources, Inc. grid note with Stage III financing. Please revise to discuss your anticipated repayment timing of the grid note and any associated risks including, but not limited to, the availability of Stage III financing.

Capitalization, page 13

7. Please revise the "As Adjusted For the Offering Proceeds" column. In this regard, we note that the "4,000,000 shares issued and outstanding as adjusted following 500,000 issued in this offering" and the "Additional paid-in capital" line items appear to double count the effect of the offering. Please revise accordingly or advise.

Use of Proceeds, page 13

8. We note your response to our prior comment 7 and reissue. Item 504 of Regulation S-K requires you to state the principal purposes for which the net proceeds of the offering are intended to be used. Your disclosure, however, does not deduct any legal expenses and does not deduct the correct amount of auditing and accounting expenses of the offering from the gross proceeds. In this regard, we note your disclosure in the second paragraph on page 25 which details $15,000 of legal expenses and $10,535 of auditing and accounting expenses. Please revise here and the prospectus throughout accordingly.

9. We note your response to our prior comment 8 and reissue in part. We note you have included $5,000 for Legal Expenses in the Offering Expenses category for legal services related to SEC reporting for the next twelve months. Please move such amount to the Use of Proceeds category.

Dilution, page 15

10. Your pro forma net tangible book value per share at December 31, 2010 giving effect to the receipt of proceeds from the offering of $40,200 is in error and should be $9,887. Please revise to correct this error.

11. In addition, please revise the first risk factor on page 8 accordingly.

Description of Business, page 23

Business Development Summary, page 23

12. We note your response to our prior comment 11 and reissue. Please revise the third paragraph discussing Stage I to disclose the amount outstanding under the E Venture Resources, Inc. grid note as of the date of the prospectus. In this regard, we note your disclosure in the second paragraph on page 25 indicates that you have borrowed $46,125 of the E Venture Resources, Inc. grid note to date. Please also revise to discuss in greater detail how the loaned amounts, in addition to the founders' investment of $4,000, have been used to date. Please also discuss in greater detail the anticipated uses of the remaining balance of the E Venture Resources, Inc. grid note. Please also revise the second paragraph on page 25 accordingly.

Certain Relationships and Related Party Transactions, page 45

13. Please revise the third sentence of the second paragraph to clarify that at the time of Mr. Hall's and Ms. Lorenzo's investment you had a note payable to E Venture Resources, Inc. in the amount of $15,625 not $100,000. We note that the remainder of the paragraph explains how this note and the subsequent note in the amount of $10,500 were converted into the grid note.

Note 3-Line of Credit, page F-8

14. We note the revisions that have been made to Note 3 with respect to the line of credit in the form of a grid note, payable to E Venture Resources, Inc. for $100,000 with a 6% interest per year with principal and interest due on November 15, 2013. We also note from your balance sheet that the balance outstanding related to this obligation of $36,125 at December 31, 2010 has been reflected in long-term liabilities. In accordance with the guidance in ASC 470-10-45-10, the current liability classification is intended to include obligations that by their terms, are due on demand, even though liquidation may not be expected within one year from the balance sheet date. Based on the disclosures included on pages 25 and 44 of the registration statement, which indicate that the E Venture Resources, Inc. grid note is payable "on demand," please revise to classify this obligation as a current liability in your financial statements. In addition, please revise Note 3 to clearly disclose that this obligation is also payable upon demand by the lender.

15. In addition, please expand Note 3 to clearly describe all the terms and conditions under which you may be considered in default after the November 15, 2010 amendment. Your revised disclosures included in Note 3 should be in a level of detail consistent with that provided on page 44 of the registration statement.

Exhibit 5, Opinion of the Stoecklein Law Group

16. Please confirm that you will refile the executed version of the opinion dated on or about the date of effectiveness of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

Justin Dobbie
Special Counsel

cc: Don Stoecklein
    Stoecklein Law Group
    Fax: (619) 704-1325